FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Evaluation of Disclosure Controls and Procedures

TransAlta has designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company, including its consolidated subsidiaries, on a regular basis, in particular during the period in which its Current Reports on Form 6-K relating to quarterly financial results are being prepared. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures as of a date within 90 days of the date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of that evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities during the period in which this report was being prepared. There have been no significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of the most recent evaluation by the Chief Executive Officer and Chief Financial Officer, including any corrective action with regard to significant deficiencies and material weaknesses.

EXHIBITS

Exhibit 1	Press release dated December 16, 2003.

For Immediate Release

Vision Quest announces new $95 million, 68-MW wind farm in southwest Alberta

CALGARY, Alberta (Dec. 16, 2003) – TransAlta Corporation (TSX: TA; NYSE: TAC), through its subsidiary Vision Quest Windelectric Inc., announced approval and initiation of the 68-megawatt (MW) Summerview Wind Farm. The project will cost $95 million. Construction will start immediately with completion scheduled for July 2004.

“Wind energy gives TransAlta an excellent opportunity to quickly grow our renewable generation capacity while taking advantage of the right market conditions,” says Steve Snyder, TransAlta President and CEO. “Summerview takes us one step closer to our long-term target of ten per cent of capacity from renewable energy.”

The Summerview Wind Farm will include 38 Vestas V80, 1.8 MW wind turbines. Located along Highway 785 near Pincher Creek, Alberta, Summerview will be Vision Quest’s fifth wind farm. Local economic benefits will include employment, local purchases and services, and municipal tax revenues. Vision Quest is currently negotiating contracts with parties interested in purchasing green power.

TransAlta’s renewable energy portfolio includes 83-MW of wind energy through Vision Quest and 163-MW of geothermal energy in California through a 50 per cent interest in CE Generation LLC. When Summerview is complete, TransAlta will have 314-MW of renewable energy capacity.

Vision Quest Windelectric is an independent subsidiary of TransAlta, and is Canada’s largest wind energy supplier. Vision Quest is active in Alberta as a generator, holds electricity retailer licenses in Ontario, and has interests in wind power projects in a number of other provinces. Vision Quest sells Green Energy® Electricity and Green Energy® Tags which are green power products from pure wind energy. For more information, see www.greenenergy.com.

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TransAlta is among Canada's largest non-regulated power generation and wholesale marketing companies. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

High resolution digital photographs and video B-roll of Vision Quest wind turbines are available upon request.

For more information:

Media inquiries:

Investor inquiries:

Tim Richter

Daniel J. Pigeon

Sr. Advisor, Media & Government Relations

Director, Investor Relations

Phone:  (403) 267-7238

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  tim_richter@transalta.com

E-mail:  investor_relations@transalta.com

Vision Quest Windelectric Inc.

Jason Edworthy

Managing Director, External Relations

Phone: (403) 532-4265

Email:  edworthy@greenenergy.com

Web: www.greenenergy.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: January 5, 2004